Exhibit 99.1

InflaRx N.V.

Amsterdam

Unaudited Condensed Consolidated

Financial Statements

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of comprehensive loss for the three months ended March 31,

in € thousand	Note	2017	2018

Other income and expenses (net)		28	70
Research and development expenses		(2,401)	(5,474)
General and administrative expenses		(615)	(3,005)
Loss before interest and income taxes		(2,987)	(8,409)
Finance income		0	265
Finance costs		(813)	(2,188)
Finance costs (net)	6	(813)	(1,924)
Loss for the period		(3,800)	(10,333)

Other comprehensive loss for the period		0	0

Total comprehensive loss		(3,799)	(10,332)

Loss per common share in € (basic/diluted)		(1.6)	(0.4)

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Condensed consolidated statements of financial position

in € thousand	Note	December 31, 2017	March 31, 2018
			(unaudited)
ASSETS

Non-current assets
Intangible assets		41	39
Laboratory and office equipment		173	245
Financial assets		20	56
Total non-current assets		233	340

Current assets
Other assets	3	697	654
Cash and cash equivalents	4	123,282	115,240
Total current assets		123,979	115,893

Total assets		124,212	116,233

EQUITY AND LIABILITIES

Equity
Issued capital		2,858	2,858
Other reserves	5	167,864	170,802
Accumulated deficit		(51,293)	(61,625)
Total equity		119,429	112,034

Non-current liabilities
Deferred income		15	14
Provisions		2	2
Total non-current liabilities		17	16

Current liabilities
Trade payables		4,464	3,133
Other liabilities, provisions		302	1,050
Total current liabilities		4,766	4,183

Total equity and liabilities		124,212	116,233

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed consolidated statements of changes in equity

				Other reserves
in € thousand	Note	Issued capital	Capital reserve	currency translation	share-based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2017		31	0	9	1,675	(27,055)	(350)	(25,690)

Comprehensive loss
Loss for the period						(3,800)		(3,800)
Total comprehensive loss		0	0	0	0	(3,800)	0	(3,800)

Recognition of equity-settled share-based payments	5				710			710
Balance as of March 31, 2017		31	0	9	2,385	(30,854)	(350)	(28,779)

Balance as of January 1, 2018		2,858	161,639	0	6,225	(51,293)	0	119,429

Comprehensive loss
Loss for the period						(10,333)		(10,333)
Exchange differences				0				0
Total comprehensive loss		0	0	0	0	(10,333)	0	(10,332)

Recognition of equity-settled share-based payments	5				2,937			2,937

Balance as of March 31, 2018		2,859	161,639	0	9,163	(61,625)	0	112,034

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed consolidated statement of cash flows

for the three months ended March 31,

in € thousand	Note	2017	2018

Cash flow from Operations
Loss before income taxes		(3,800)	(10,333)
Reconciliation from result before taxes to net cash flows
Depreciation/amortization of intangible assets, laboratory and office equipment		10	22
Share based payment expense	5	710	2,938
Finance Income	6	0	(265)
Finance costs	6	813	2,188
other non-cash adjustments		(4)	(25)
Change in Provisions and Government Grants		697	977
Working capital adjustments
Change in Trade payables and other liabilities		(1,225)	(1,561)
Change in other assets		73	43
Interest received		0	265
Cash flow from Operations		(2,727)	(5,751)

Cash flow from investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(26)	(93)
Cash outflow for the investment in non-current financial assets		0	(36)
Net cash flows used in investing activities		(26)	(129)

Financing activities
Proceeds from issuance of preferred shares		1,500	0
Net cash flows from financing activities		1,500	0

Effect of exchange rate changes		0	(2,163)
Change in cash and cash equivalents		(1,252)	(8,042)

Net change in cash and cash equivalents		(1,252)	(8,042)
Cash and cash equivalents at beginning of period		29,117	123,282
Cash and cash equivalents at end of period		27,864	115,240

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Index to notes to the condensed consolidated financial statements

(1)	Reporting entity	2
(2)	Basis for preparation and changes to Group’s accounting policies	2
(3)	Other assets	4
(4)	Cash and cash equivalents	4
(5)	Share-based payments	4
(6)	Finance costs (net)	5
(7)	Related parties	7
(8)	Significant Events After the Reporting Date	7

InflaRx N.V. and subsidiaries

Notes to the interim condensed consolidated financial statements

(1)	Reporting entity

The interim condensed consolidated financial statements of InflaRx N.V. (in the following, “InflaRx” or the “Company”) and its subsidiaries (collectively, the Group) for the three months ended 31 March, 2018 were authorised for issue in accordance with a resolution of the directors on May 7, 2018.

InflaRx N.V., is a Dutch public company with limited liability (naamloze vennootschap), incorporated in the Netherlands (Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312) and domiciled in Jena, Germany. The registered office is located in Jena, Germany, Winzerlaer Straße 2. The Company`s shares are publicly traded at NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class potent and specific inhibitors of the complement activation factor known as C5a.

These unaudited condensed consolidated financial statements (in the following “financial statements”) of InflaRx comprise the Company and its subsidiary InflaRx GmbH, and, since January 5, 2018, InflaRx N.V.’s wholly-owned subsidiary InflaRx Pharmaceutical Inc., a Michigan corporation, which was founded on January 5, 2018 (together, the “Group”). InflaRx GmbH is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

(2)	Basis for preparation and changes to Group’s accounting policies

a)	Statement of compliance

The unaudited condensed consolidated financial statements for the three months ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2017.

This is the first set of the Group’s financial statements where IFRS 15 and IFRS 9 have been applied, as described in section d).

b)	Critical judgements and accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these financial statements, the critical judgments made by management in applying the Group’s accounting policies and the key accounting estimates were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2017.

c)	Functional and presentation currency

These financial statements are presented in thousands of Euro, which is also the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceutical Inc. is US Dollar. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

d)	Significant accounting policies

The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December, 31 2017, except for the adoption of new standards effective as of January 1, 2018.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, that require restatement of previous financial statements. As required by IAS 34, the nature and effect of these changes are disclosed below. Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the financial statements of the Group.

IFRS 15, Revenue from Contracts with Customers, replaces all current standards and interpretations dealing with revenue recognition and introduces a five-step model to account for revenue. As the Group is currently not generating revenues, the Group may only be affected by IFRS 15 in the future when entering into collaborative arrangements or similar deals.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 further replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. IFRS 9 will require extensive new disclosures, in particular about hedge accounting, credit risk and ECLs.

Because the Group is currently holding only immaterial non-current financial assets, cash and cash equivalents, no trade receivables and no derivative financial instruments or financial liabilities, the impact of IFRS 9 is determined to be nil, except for additional disclosures required. The Group applies IFRS 9 with an initial application date of January 1, 2018.

The consolidated statement of financial position as at January 1, 2018 was not restated, as the impact of IFRS 9 in the absence of material financial instruments was nil.

The following amendments, applicable to reporting periods started January 1, 2018, do not have any impact on the Group’s financial statements:

•	Amendments to IFRS 2 Classification and Measurement of Share - based Payment Transactions IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

•	Amendments to IAS 40 Transfers of Investment Property

•	Amendments to IFRS 4, Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

•	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards -Deletion of short-term exemptions for first-time adopters

•	IFRIC 22 Foreign Currency Transactions and Advance Considerations

•	Improvements to IFRS (2014-2016)

The following standards and amendments, applicable to reporting periods starting January 1, 2019, and later, are not expected to have any material impact on the Group’s financial statements, except as described below the table:

•	IAS 19 Amendments - Plan Amendment, Curtailmentor Settlement

•	IAS 28 Amendments - Long-term Interests in Associates and Joint Ventures

•	IFRIC 23 Uncertainty over Income TaxTreatments

•	Improvements to IFRS (2015-2017) IFRS 3, 11 IAS 12, 23

IFRS 16 Leases replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. So far, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases. As at December 31, 2017, the Group’s future minimum lease payments under non-cancellable operating leases amounted €0.7 million, which is the currently estimated impact on the consolidated statement of financial position of the Group.

(3)	Other assets

in € thousand	December 31, 2017	March 31, 2018

Prepaid expenses	504	355
Government grants and other receivables	93	161
VAT receivables	27	81
Others	72	57
Other assets	697	654

(4)	Cash and cash equivalents

in € thousand	December 31, 2017	March 31, 2018

Deposits held at banks	3,177	4,584
Money market funds	38,876	34,518
USD term deposits (1-30 days)	81,229	76,138
Cash and cash equivalents	123,282	115,240

(5)	Share-based payments

2016 Option Plan

Under the Stock Option Plan 2016 Terms and Conditions, or the 2016 Plan, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management and key employees. Prior to the initial public offering, the outstanding awards under the 2016 Plan covered an aggregate of 1,239,252 common shares and the exercise price for each outstanding award was €7.81 per share (in each case after giving effect to the corporate reorganization). Any additional awards available under the 2016 Plan lapsed upon the closing of the Series D financing in October 2017.

2016 Other share-based awards

In 2016, InflaRx also established a share-based payment plan for its non-executive board members (the “Board Plan”) and granted 484 shares of common stock. Grants under the Board Plan are not subject to service or performance conditions.

2017 long-term incentive plan

In conjunction with the closing of our initial public offering, we established a new omnibus plan (‘the 2017 Plan’ or ‘LTI’) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2017 Plan governs issuances of equity incentive awards from and after the closing of our initial public offering. The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Plan equals 2,341,097 common shares. On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the 2017 Plan.

The fair value of options granted in 2018 under the 2017 Plan program was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used. Other significant inputs into the model are as follows (weighted average):

Fair value per share in USD	22.75 (2017: 18.05)
Exercise price in USD	22.75 (2017: 18.05)
Volatility expected	73% (2017: 73%)
Expected life (midpoint based)	4.9 (2017: 4.9)
Dividend yield expected	-
Risk-free rate (interpolated, US sovereign strips curve)	2.58% (2017: 2.16%)
Fair Value per option (in USD)	13.79 (2017: 10.86)
FX rate (EUR/USD) as of grant date	0.82 (2017: 0.85)
Fair Value per option (in EUR)	11.24 (2017: 9.24)

Expected volatility has been based on an evaluation of the historical and implied volatility of a peer group of companies The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The number of share options under the 2017 Plan were as follows:

Granted in 2017	1,869,192
Granted in Q1 2018	28,002
Forfeited	-
Outstanding at March 31, 2018	1,897,194
Thereof vested	0

The dividend yield has no impact due to the anti-dilution clause as defined in the LTI.

Expenses are determined based on the number of stock option granted within a tranche and the vesting period of a tranche. This implies two effects: (i) the more options granted within a tranche, the higher expense of a tranche, and (ii) the shorter the vesting period of a tranche, the higher expense of a tranche. For example, 33.33% of all stock options granted are allocated to the first tranche which vests over 1 year after the Grant Date, whereas 8.33% of all stock options granted are allocated to the ninth tranche which vests over 3 years.

Therefore the expenses recognized from the granted share options under the 2017 Plan will be €0.6 million in 2017 and are anticipated to be €11.3 million for 2018, €4.1 million for 2019 and €1.2 million for 2020, assuming that no fluctuation of staff occurs.

In the three month periods ending March 31, 2018, and 2017, compensation expenses of €2,9 million (resulting solely from the LTI) and €0,7 million (resulting solely from 2016 Option plan and other share-based awards) were recognized, respectively.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

(6)	Finance costs (net)

in € thousand	2017	2018

Finance income	0	265

Interest on preferred shares	(722)	0
Cost of issuing preferred shares	(87)	0
Unrealized FX-losses	(4)	(2,188)
Finance costs	(813)	(2,188)

Finance costs (net)	(812)	(1,924)

InflaRx GmbH issued voting preferred shares for cash to investors in several financing rounds to fund its development activities. All of the preferred shares of InflaRx GmbH were exchanged for common shares of InflaRx N.V. in the corporate reorganization in 2017. InflaRx did not elect to recognize the preferred shares at fair value through profit or loss. In the three months ended March 31, 2017, interest expense of €0,7 million was recognized for all outstanding preferred shares.

(7)	Related parties

The Group`s executive management comprises the following persons:

•	Professor Niels C. Riedemann, Chief Executive Officer

•	Professor Renfeng Guo, Chief Scientific Officer

•	Arnd Christ, Chief Financial Officer

•	Othmar Zenker, Chief Medical Officer

The Group`s board of directors comprises the following persons:

Executive Directors

•	Prof. Niels C. Riedemann (CEO), since November 8, 2017

•	Prof. Renfeng Guo (CSO), since November 8, 2017

Non-executive Directors

•	Nicolas Fulpius (Chairman, Chairman of the Audit Committee), since November 8, 2017

•	Mark Kübler (Member of the Audit Committee), since November 8, 2017

•	Katrin Uschmann, since November 8, 2017 (Member of the Audit Committee, until February 5, 2018)

•	Anthony Gibney (Member of the Audit Committee), since February 6, 2018

•	Lina Ma, since November 8, 2017

The compensation of the Group`s executive management comprises of the following for the three month period ending March 31:

	Executive Management		non-executive Board of Directors		Total
in € thousand	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018

Short-term employee benefits	305	538	15	55	319.5	593
Share-based payments	564	2,475	0	246	564	2,721
Total	869	3,013	15	301	884	3,314

Remuneration of InflaRx’s executive management comprises fixed and variable components and share-based payment awards. In addition, the executive management receive supplementary benefits such as fringe benefits and allowances.

(8)	Significant Events After the Reporting Date

On May 8, 2018, we completed a public offering of common shares pursuant to which we sold an aggregate of 1,850,000 common shares and certain of our selling shareholders sold an aggregate of 1,600,000 common shares, reflecting the underwriters’ full exercise of the option granted to purchase additional common shares. All of these common shares were sold at a price to the public of $34.00 per share.